EXHIBIT 99.1

Brookfield Asset Management Announces Results of Annual Meeting of Shareholders

BROOKFIELD, NEWS, June 07, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) today announced that all six nominees proposed for election to the board of directors by holders of Class A Limited Voting Shares (“Class A Shares”) and all six nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected at the company’s annual meeting of shareholders held on June 7, 2024 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the six directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
Marcel R. Coutu	303,708,857	98.23	5,472,667	1.77
Oliva (Liv) Garfield	288,094,494	93.18	21,087,030	6.82
Nili Gilbert	307,246,251	99.37	1,935,273	0.63
Allison Kirkby	308,722,149	99.85	459,375	0.15
Diana Noble	307,294,268	99.39	1,887,256	0.61
Satish Rai	307,201,140	99.36	1,980,384	0.64

Management received a proxy from the holder of Class B Shares to vote all 21,280 Class B Shares for each of the six directors nominated by this shareholder class:

Director Nominee	Votes For %
Mark Carney	100.0
Bruce Flatt	100.0
Brian W. Kingston	100.0
Keith Johnson	100.0
Cyrus Madon	100.0
Samuel J.B. Pollock	100.0

A summary of all votes cast by holders of the Class A and Class B Shares represented at the company’s annual meeting of shareholders is available on SEDAR+ at www.sedarplus.ca.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $925 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at bam.brookfield.com or contact:

Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (866) 989-0311 Email: jason.fooks@brookfield.com